Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 16, 2014

PROJECT AVIATION: CASH MESSAGES

June 15, 2014

This deal will provide Medtronic with greater access to funds that will allow us to grow our business, invest in technology innovation and return capital to our shareholders.

•	By merging with Irish-based Covidien, Medtronic will be able to access 100% of Covidien’s cash and accelerate and deepen its investments in technology in the U.S. This will benefit patients across the globe and boost job creation in the U.S.’ critical medical technology sector.

•	Medtronic and Covidien have combined revenues of $13 billion from outside the U.S. of which $3.7 billion comes from Emerging Markets.

•	Following this transaction, we will not be able to repatriate Medtronic’s offshore cash without paying US federal and state taxes. We will, however, be able to access all Covidien offshore cash, bringing our “trapped” offshore cash level down from ~60% on a standalone basis to ~40% on a combined basis.

•	The combination will provide Medtronic with significantly greater access to cash flow that can be deployed in the U.S. to fund growth and support innovation.

•	As a direct benefit of this structure, Medtronic will continue its strong investment in innovation by committing to invest $10 billion in the United States over the next 10 years in technology investments such as early stage venture capital investments, acquisitions, and R&D, above and beyond Medtronic’s and Covidien’s existing plans.

•	Since 1995, Medtronic has invested $18 billion in R&D to develop innovative, life-saving therapies. M&A and venture investing have also been critical components to our growth strategy. Medtronic’s ability to make investments has been constrained by its access to capital.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information

regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

General

This summary should be read in conjunction with the full text of the Rule 2.5 announcement. Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.